UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 SCHEDULE 13G
Under the Securities Exchange Act of 1934

 Pivotal Software, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
72582H107
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72582H107

1.		Names of reporting persons. VMware, Inc.
2.		Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.		SEC use only
4.		Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 44,208,162 shares of Class A common stock (1) (2)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 44,208,162 shares of Class A common stock (1) (2)
9.		Aggregate amount beneficially owned by each reporting person 44,208,162 shares of Class A common stock (2)
10.		Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.		Percent of class represented by amount in Row (9) 16.8% (3)
12.		Type of reporting person (see instructions) CO

(1) Represents 44,208,162 shares of Class B common stock of the Issuer (“Class B Common Stock”), all of which are held directly by VMware, Inc. (“VMware”) and are immediately convertible into an equal number of shares of Class A common stock of the Issuer (“Class A Common Stock”).

(2) Dell Technologies Inc. (“Dell Technologies”), indirectly through its directly and indirectly held wholly owned subsidiaries, is the beneficial owner of all of the outstanding shares of common stock of EMC Corporation (“EMC”). EMC is the beneficial owner (i) of 175,514,272 shares of Class B Common Stock (inclusive of the 44,208,162 shares of Class B Common Stock directly owned by VMware) and (ii) through direct ownership and indirectly through the ownership of its directly held wholly owned subsidiary of common stock representing a majority of the total voting power of the outstanding shares of all outstanding classes of common stock of VMware. As a result, Dell Technologies may be deemed to be the beneficial owner of all of the shares of Class B Common Stock that are beneficially owned by EMC, including all of the shares of Class B Common Stock that are beneficially owned by VMware. Michael S. Dell owns shares representing a majority of the voting power of Dell Technologies and therefore also may be deemed to be the beneficial owner of the shares of Class B Common Stock held of record by each of EMC and VMware. Certain governance arrangements concerning VMware are set forth in VMware’s certificate of incorporation and the Amended and Restated Master Transaction Agreement, dated January 9, 2018, between VMware, Dell Technologies Inc. and EMC Corporation.

(3) Based on 262,430,288 shares of common stock (consisting of 86,916,016 outstanding shares of Class A Common Stock and 175,514,272 outstanding shares of Class B Common Stock) issued and outstanding as of November 30, 2018, as reported in the Quarterly Report on Form 10-Q of Pivotal Software, Inc. filed with the Securities and Exchange Commission on December 12, 2018. Assumes the conversion of the Class B Common Stock referred to in footnotes (1) and (2) into shares of Class A Common Stock.

ITEM 1(a) Name of Issuer:
Pivotal Software, Inc.
ITEM 1(b) Address of Issuer’s Principal Executive Offices:
875 Howard Street, Fifth Floor, San Francisco, California 94103
ITEM 2(a) Name of Person Filing:
VMware, Inc.
ITEM 2(b) Address of Principal Business Office or, if None, Residence:
3401 Hillview Avenue, Palo Alto, California 94304
ITEM 2(c) Citizenship:
Delaware
ITEM 2(d) Title of Class of Securities:
Class A common stock, par value $0.01 per share
ITEM 2(e) CUSIP Number:
72582H107
ITEM 3.
If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
(e)     ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)     ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)     ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)     ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)     ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. Ownership.

(a)	Amount Beneficially Owned:
See the response to Item 9 on the attached Cover Page

(b)	Percent of Class:
See the response to Item 11 on the attached Cover Page

(c)	Number of shares as to which such persons have:

(i)	Sole power to vote or to direct the vote:
See the response to Item 5 on the attached Cover Page

(ii)	Shared power to vote or to direct the vote:
See the response to Item 6 on the attached Cover Page

(iii)	Sole power to dispose or to direct the disposition of:
See the response to Item 7 on the attached Cover Page

(iv)	Shared power to dispose or to direct the disposition of:
See the response to Item 8 on the attached Cover Page
ITEM 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable
ITEM 8. Identification and Classification of Members of the Group.
Not applicable
ITEM 9. Notice of Dissolution of Group.
Not applicable
ITEM 10. Certification.
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2019

VMware, Inc.

By:	/s/ Craig Norris
Name:	Craig Norris
Title:	Vice President and Assistant Secretary